Exhibit 3.2(a)

The first sentence of Section 3.3 of the Company’s By-laws is amended to read as follows:

A regular meeting of the Board of Directors may be held without other notice than this By-law immediately after, and at the same place as, the Annual Meeting of shareholders, and each adjourned session thereof or as soon as reasonably practicable thereafter at such time and place as may be determined by the Chairman of the Board or the Lead Director.

The fifth sentence of Section 3.12(b) of the Company’s By-Laws is amended to read as follows:

Members of standing committees, and their chairmen, shall be appointed yearly at the organizational meeting of the Board of Directors which is held as provided in Section 3.3 of these By-Laws.